MDS Inc.
2810 Matheson Blvd. East, Suite 500
Mississauga, Ontario  L4W 4X7  Canada
Tel: 905 267-4222
www.mdsinc.com

Direct Tel:  905 267-4222 ext. 32230
Fax:  905 267-4277
Email:  zelia.dossantos@mdsinc.com

September 4, 2009

All Securities Commissions
Toronto Stock Exchange

Dear Sirs:

RE:	MDS INC. Special Meeting of Shareholders

We wish to advise you of the following dates with respect to our upcoming meeting of shareholders:

Meeting Type:	Special
Meeting Date:	October 20, 2009
Record Date for Notice:	September 14, 2009
Record Date for Voting:	September 14, 2009
Beneficial Determination Date:	September 14, 2009
Securities entitled to vote:	Common
CUSIP Number:	55269P302

Yours truly,

MDS INC.

/s/ Zelia dos Santos

Zélia dos Santos
Manager, Corporate Compliance
Corporate/Securities Law Clerk